November 6, 2018

United States Securities and Exchange Commission

Washington, DC 20549

Re:	FICAAR, INC.

Registration Statement on Form 10-12G/A

Filed October 19, 2018

File No. 000-33467

Dear Sir or Madam:

Please see below our responses to your letter dated October 29, 2018:

Business, page 1

Comment 1. We note your response to our prior comment 1 but are unable to locate any corresponding changes to your registration statement. As previously requested, please revise your disclosure to state your reasons for making this filing.

Response 1: We have also now amended the registration statement to include this statement on Page 3: “The Company believes becoming a fully reporting SEC filer under the Exchange Act will allow it to raise capital from institutional investors whose charters prohibit investments in non-reporting Pink Sheet companies. The Company also plans to uplist to a recognized stock exchange, such as the NYSE MKT or NASDAQ once it meets the listing requirements.”

General

Comment 2. We note your response to our prior comment 2, but we are unable to identify any changed disclosure or discussion in your response letter. As previously requested, please provide a discussion in your response letter, detailing what concrete steps and actions you have taken to date with respect to the development of your business plan, supporting your statement that you have commenced operations.

Response 2. We included this language on Pages 15, 16, and 17 under Plan of Operations, and in summary, these activities include identifying properties for purchase, developing specific criteria for suitability, developing a fully scalable design model for tenants, meeting with lenders, researching governmental regulations, purchasing domain names, etc. and relevant sections are quoted here below:

Plan of Operations

Proposed Activities

We are in the process of identifying properties for purchase in Colorado, Washington and California. These projects include the purchase of existing, currently operating facilities, as well as proposed new construction projects. With the assistance of our consultants, cannabis industry experts, we have developed specific criteria in terms of the suitability of existing structures as well as plans for new constructions projects.

More importantly with the assistance of our consultants, we have developed a fully scalable design model centered around maximizing yields and meeting the needs of cannabis cultivators which will be our tenants. We believe that the cornerstone of our model is maximizing yields by properly implementing cutting edge technology that will maintain an ideal controlled environment for our tenant cultivators. It is anticipated that each property will be remodeled, in the case of existing structures; and designed, in the case of new construction, to contain numerous independent growers.

Each space will be a full-scale commercial cultivating facility with bay door access, adequate flowering, vegetative growth and propagating space including but not limited to access to large areas for harvesting and state of the art curing chambers. Our security will be on premise 24 hours per day. An IT camera system will be operational monitoring the inside and outside of the facility. Our design model is fully scalable. We believe that the cornerstone of our model is maximizing yields by properly implementing cutting edge technology that will maintain an ideal controlled environment for our tenant cultivators. This begins with an advanced controlled environment that is protected from the 18 outside environment. Specialized HVAC systems will maintain a constant temperature, humidity, airflow and CO2 with precise controls. High intensity discharge lighting systems will provide the ideal environment for growing. An integrated irrigation system can be modified to each tenant’s specifications and requirements.

Our design model anticipates that our building will have “state of the art” security systems that will fully protect our tenant cultivator’s crops and property as well as allow our tenants to view and monitor their crops remotely. In addition, our tenant cultivators will have a fully secure ingress and egress to our facility. Our design model also features solar power system in order to be more cost efficient and provide less of a carbon footprint. Our design model will ensure that our tenant cultivators will maximize their yields.

Management is currently seeking to identify a suitable warehouse building in the county of Los Angeles, California to “test” the business model. The ideal location will have 10,000 square foot in an area properly zoned for cannabis cultivation. Management estimates that such a location may cost approximately $3,000,000. Management expects to locate a suitable location during the fiscal quarter ending December 31, 2018 and discussions are underway for entering into a purchase agreement for such property.

Management has been engaged in discussions with private debt lenders with respect to the financing of the initial building locations. Although no agreements or commitments for such funding have been offered, Management believes that it will be able to obtain financing of the initial property; however, the terms of such financing will be less favorable than those offered to non-cannabis business due to the current state of Federal laws as set forth herein. Management believes that, assuming a suitable property is located and secured with a purchase agreement, the property purchase can be closed during the first quarter of 2019.

Upon the closing of the property purchase, the company will execute its build out pursuant to the business plans set forth above (i.e., dividing the property into separate leasable growing space for tenant cultivators; each leasable “unit” containing all of the necessary equipment and features for a full-scale commercial cultivating facility; including but not limited to:

(i)	HVAC systems that will maintain a constant temperature, humidity, airflow and CO2 with precise controls;

(ii)	High intensity discharge lighting systems will provide the ideal environment for growing;

(iii)	An integrated irrigation system; and

(iv)	Security.

Management anticipates that the buildout of the property will take at least six (6) months following the date of the consummation of the purchase of the property. Prior to the consummation of the buildout of the property, Management anticipates hiring employees to manage the property and engage the tenant cultivators. Assuming a suitable property is located and secured with a purchase agreement and the property purchase is closed during the first quarter of 2019, the property will be ready to lease to tenant cultivators by the third quarter of 2019 which would generate the initial revenue of the Company. The company expects to utilize private funding sources to finance the build out of the property. No agreements or commitments for such funding have been offered. Management anticipates that it will need to provide security for the financing of the property and the buildout of the property by way of a mortgage on the property as well as a security agreement for the equipment purchased in the buildout.

We believe that implementing our design model in an existing building or new construction will be a complete solution for the professional cultivator. Our plans will be dependent upon our ability to raise the capital required to acquire properties and remodel or construct such properties. We also intend to offer to our tenant cultivators certain value added services that will be provided at additional costs. Such services may include but certainly will not be limited to fertilizer, additives, vitamins, and grow consultants.

Generally, the ownership and operation of real properties are subject to various laws, ordinances and regulations, including regulations relating to zoning, land use, water rights, wastewater, storm water runoff and lien sale rights and procedures.

Zoning sets forth the approved use of land in any given city, county or municipality. Zoning is set by local governments or local voter referendum and may otherwise be restricted by state laws. For example, under certain state laws a seller of liquor may not be allowed to operate within 1,000 feet of a school. There are similar restrictions imposed on cannabis operators, which will restrict where cannabis operations may be located and the manner and size to which they can grow and operate. These zoning restrictions vary in each State, County, City and Township. Zoning can be subject to change or withdrawal, and properties can be re-zoned. The zoning of our properties will have a direct impact on our business operations.

Management of the Company has initially focused its property search efforts in Long Beach California as the city has been at the forefront of providing rules and regulations for the cannabis market which are more developed than most local jurisdictions.

There are five types of medical marijuana business licenses that may be issued in the City of Long Beach: (i) Medical Marijuana Dispensary; (ii) Medical Marijuana Cultivation Facility; (iii) Medical Marijuana Manufacturing Facility; (iv) Medical Marijuana Distribution Facility; and (v) Medical Marijuana Testing Laboratory.

The State of California began issuing temporary marijuana licenses in January 1, 2018. In order to apply for a State temporary license, Applicants must provide evidence of a valid license, permit, or other local authorization. The City of Long Beach will issue a letter of local authorization for an applicant to obtain the temporary State license if the proposed medical marijuana business has completed the following tasks:

1.	The Applicant has submitted the Medical Marijuana Business License Application, Operating Plan, Supplemental Information, and applicable fees to the City of Long Beach and such application has been determined by the City Manager or his or her designee to be complete;

2.	The City’s Planning Bureau has conducted a review of the proposed business location and has deemed the application to be in compliance with all applicable buffer distance requirements as set forth in LBMC Section 5.90.030 and Section 5.90.060, as applicable;

3.	The Applicant has submitted all required plans for plan check approval for review by the Department of Development Services and had such plans approved;

4.	The Applicant has been issued a valid building permit for the approved marijuana use at the proposed business location by the Department of Development Services; and

5.	The Applicant has paid all applicable business license taxes and fees.

The letter of local authorization does not grant a business the right to operate in Long Beach. The letter of local authorization is exclusively intended to assist marijuana businesses in initiating an application for a temporary license with the State to obtain the license in a timely manner. Upon receiving the State temporary license, a medical marijuana business can start operating in Long Beach provided that the business has been issued all necessary and valid local permits for the proposed business location and the City has issued a valid City of Long Beach Medical Marijuana Business License.

With respect to zoning, proposed medical marijuana facility locations must comply with the restrictions laid out in LBMC Section 5.90.030:

1.	No Medical Marijuana Business may be operated in an area zoned exclusively for residential use

2.	No Medical Marijuana Business may be located within one thousand (1,000) foot radius of a public or private school (as defined in Health and Safety Code 11362.7689(h));

3.	No Medical Marijuana Business may be located within one thousand (1,000) foot radius of a public beach;

4.	No Medical Marijuana Business may be located within a six hundred (600) foot radius of a public park or public library;

5.	No Medical Marijuana Business may be located within a six hundred (600) foot radius of a day care center; and

6.	No Medical Marijuana Dispensary may be located within one thousand (1,000) foot radius of another Medical Marijuana Dispensary.

In addition, other laws, ordinances or regulations, such as the Comprehensive Environmental Response and Compensation Liability Act and its state analogs, or any changes to any such laws, ordinances or regulations, could result in or increase the potential liability for environmental conditions or circumstances existing, or created by tenants or others, on our properties. Laws related to upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of our properties or other impairments to operations, any of which would adversely affect our cash flows from operating activities.

Our property management activities, to the extent we are required to engage in them due to lease defaults by tenants or vacancies on certain properties, will likely be subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state.

The properties that we acquire will be leased to tenant cultivators who will use their leased properties primarily for cultivation and production of cannabis and thus will be subject to the laws, ordinances and regulations of state, local and federal governments, including laws, ordinances and regulations involving land use and usage, water rights, treatment methods, disturbance, the environment, and eminent domain.

In addition, state, local and federal governments also seek to regulate the type, quantity and method of use of chemicals and materials for growing crops, including fertilizers, pesticides and nutrient rich materials. Such regulations could include restricting or preventing the use of such chemicals and materials near residential housing or near water sources. Further, some regulations have strictly forbidden or significantly limited the use of certain chemicals and materials. Licenses, permits and approvals must be obtained from governmental authorities requiring such licenses, permits and approvals before chemicals and materials can be used at grow facilities. Reports on the usage of such chemicals and materials must be submitted pursuant to applicable laws, ordinances, and regulations and the terms of the specific licenses, permits and approvals. Failure to comply with laws, ordinances and regulations, to obtain required licenses, permits and approvals or to comply with the terms of such licenses, permits and approvals could result in fines, penalties and/or imprisonment.

As an owner of the properties, we may be liable or responsible for the actions or inactions of our tenants with respect to these laws, regulations and ordinances.

The Company has purchased the following domain names (pursuant to the Purchase Agreement):

www.standardcanna.com

www.standardcultivation.com

www.standardgrow.com

Cannabis Related Operations

In addition to our real estate plans, we are actively pursuing investment opportunities in the rapidly growing cannabis industry in the United States and Canada. We intend to invest in companies or acquire such companies positioned to make a significant impact within the cannabis industry. We believe these early stage investments provide emerging companies with access to larger capital sums to help elevate their status from start-ups to mature and durable brand leaders. We intend to search out investment opportunities such as this that we believe will capitalize on the fast-growing cannabis industry.

Sincerely,

/s/ Dawn Cames

Dawn Cames, CEO